Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Midstream Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

News Release CRESTWOOD MIDSTREAM PARTNERS LP 700 Louisiana Street, Suite 2550 Houston, TX 77002 www.crestwoodlp.com

Crestwood Midstream Announces Second Quarter 2015

Financial and Operating Results

Cost Reduction Efforts Drive Record Adjusted EBITDA; Merger with Crestwood Equity On-Track

HOUSTON, TEXAS, August 5, 2015 – Crestwood Midstream Partners LP (NYSE: CMLP) (“Crestwood Midstream” or “CMLP”) reported today its financial and operating results for the three months ended June 30, 2015.

Second Quarter 2015 Highlights1

•	Record Adjusted EBITDA of $125.4 million; a 14% increase over $109.7 million in the second quarter 2014 driven by a 23% and 15% decrease in adjusted operating and administrative costs from the fourth quarter 2014 and first quarter 2015, respectively[2]

•	Net Loss of $42.2 million, compared to net income of $11.7 million in the second quarter 2014. Net loss for the second quarter 2015 includes non-cash goodwill impairments of $40.2 million. These goodwill impairments were largely attributed to discount rate increases resulting from continued commodity price volatility and the recent performance of CMLP’s unit price

•	Improved operating margin to 77% in the second quarter 2015 compared to 69% in fourth quarter 2014 reflecting Crestwood’s success in reducing operating and administrative costs to offset slightly lower volumes during the second quarter 2015[3]

•	Record Distributable Cash Flow of $96.9 million; a 19% increase over $81.5 million in second quarter 2014, resulting in a second quarter 2015 distribution coverage ratio of 1.09x; represents six consecutive quarters of improving coverage ratio at CMLP; pro-forma second quarter 2015 distribution coverage ratio of 0.97x factoring in the Class A Preferred Units on a cash pay basis

•	Declared second quarter cash distribution of $0.41 per common unit, or $1.64 per common unit on an annualized basis, payable on August 14, 2015 to unitholders of record as of August 7, 2015

“Despite the disappointing performance we have experienced in both CMLP and CEQP unit prices since we announced our simplification merger, the fundamentals of our business remain solid and Crestwood delivered another strong quarter of results showing the benefit of our diversified midstream portfolio, largely fee based business model and focused cost reduction efforts,” stated Robert G. Phillips, Chairman, President and Chief Executive Officer of Crestwood’s general partner. “As most midstream companies are facing lower volumes, decreased margins and slower project growth due to volatile commodity prices and

[1]	Please see non-GAAP reconciliation table included at the end of the press release.
[2]	Adjusted operating and administrative costs is defined as operating and maintenance expense and general and administrative expense, excluding significant costs and non-cash unit-based compensation charges.
[3]	Operating margin percentage is defined as Adjusted EBITDA, divided by revenues less costs of product/services sold.

-more-

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uncertain customer development plans, Crestwood proved again in the second quarter that our partnerships are well positioned to compete in this environment. The simplification merger, which we expect to complete in the third quarter, will only improve our ability through larger scale, lower operating costs and ultimately, a lower cost of capital to invest when project development opportunities return to previous levels.”

Mr. Phillips continued, “We are fortunate that many of our producer/customers have remained reasonably active around our assets during this downturn and we are optimistic that the second half of 2015 will continue to produce solid results. Longer term, we are in the right basins and shale plays to develop new growth projects and acquire bolt-on assets. Our financial discipline to cut costs, build coverage ratio and reduce leverage is paying off and will be a good platform for growth when commodity prices improve.”

Simplification Merger Update

On May 5, 2015, Crestwood Midstream announced a merger with Crestwood Equity to simplify its partnership structure, further reduce operating costs, permanently reduce its cost of capital through the elimination of CMLP’s incentive distribution rights and improve its competitive position in the industry for acquisitions and growth opportunities.

Under the terms of the merger agreement, a newly formed subsidiary of Crestwood Equity will merge into Crestwood Midstream, with Crestwood Midstream surviving the merger. As part of the merger consideration, Crestwood Midstream common unitholders will become unitholders of Crestwood Equity in a tax free exchange, with Crestwood Midstream common unitholders receiving 2.75 common units of Crestwood Equity for each common unit held at the completion of the merger. Following the completion of the merger, Crestwood Midstream common units will cease to be listed on the NYSE and its incentive distribution rights will be eliminated. Crestwood Midstream expects to complete the merger in the third quarter of 2015, subject to approval by its unitholders.

Michael France, Managing Director of First Reserve, the general partner of Crestwood Holdings commented, “As a long time unitholder in the Crestwood partnerships, First Reserve recognizes the significant improvement in bottom line results in the second quarter 2015 as a result of management’s continued focus on operating efficiency and cost reductions. This type of execution is particularly important during the period of commodity price uncertainty being experienced by the industry. Over the long term, we believe the simplification merger is the right next step for the partnership as it positions Crestwood to be more competitive for growth opportunities. We continue to support this strategy and look forward to completing the merger in the third quarter of 2015 and continuing to find avenues to support the Crestwood platform into the future.”

Second Quarter 2015 Segment Results

Gathering and Processing segment EBITDA totaled $48.5 million in the second quarter 2015, exclusive of a non-cash goodwill impairment noted below, a 9% increase, compared to $44.5 million in the second quarter 2014. During the second quarter 2015, average natural gas gathering volumes were 1,155 million cubic feet per day (“MMcf/d”), a 5% decrease from the second quarter 2014, processing volumes increased 13% to 216 MMcf/d

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and compression volumes increased 34% over the second quarter 2014 to 629 MMcf/d. Segment EBITDA was positively impacted by a 3% year-over-year decrease in operating expenses and higher Marcellus Antero and PRB Niobrara contributions attributable to significant capital expansion projects completed in 2014, offset by a lower Barnett contribution.

Storage and Transportation segment EBITDA totaled $37.1 million in the second quarter 2015, compared to $37.8 million in the second quarter 2014. Segment volumes averaged 2,187 MMcf/d in the second quarter 2015, a 21% increase over the second quarter 2014, due primarily to Northeast pipeline expansion projects completed in the fourth quarter 2014 and a full-quarter contribution from the Tres Palacios joint venture. Segment EBITDA increased 1% during the first six months of 2015 compared to 2014, but declined 2% from the second quarter 2014 as a result of lower revenues from interruptible services driven by Crestwood’s shift toward firm transportation services in the last twelve months. Crestwood’s Stagecoach natural gas storage facility and MARC I / North South pipelines continue to be key contributors to segment EBITDA.

NGL and Crude Services segment EBITDA totaled $49.0 million in the second quarter 2015, exclusive of a non-cash goodwill impairment noted below, a 41% increase, compared to $34.7 million in the second quarter 2014. Segment EBITDA growth was driven by increased volumes on the Arrow gathering system and facility expansions supported by take-or-pay contracts at the COLT Hub. In the second quarter 2015, Arrow and COLT Hub contributed EBITDA of $20.1 million and $21.0 million, respectively, compared to $13.6 million and $14.8 million, respectively, in the second quarter 2014. Arrow system crude, gas and water volumes increased 2%, 41% and 33%, respectively, from the second quarter 2014. COLT Hub rail loadings were up 10% from the second quarter 2014.

In the second quarter 2015, Crestwood reduced operating and administrative costs (excluding significant costs and non-cash unit-based compensation charges) by $12.4 million ($19.5 million for all Crestwood entities including CEQP) from the fourth quarter 2014 when the cost reduction initiative began.

Capitalization and Liquidity Update

As of June 30, 2015, Crestwood Midstream had approximately $2.2 billion of debt outstanding, composed primarily of $1.8 billion of fixed-rate senior notes and $358 million outstanding under its $1.0 billion revolving credit facility. In conjunction with the simplification merger, Crestwood Midstream intends to upsize its revolving credit facility to $1.5 billion, the proceeds of which will be used to retire Crestwood Equity’s revolving credit facility and fund the combined partnership’s capital requirements. In July 2015, Crestwood Midstream received final lender commitments for the $1.5 billion credit facility, and subject to customary closing conditions, the facility will close concurrent with the closing of the simplification merger.

As of August 5, 2015, Crestwood Midstream had 19,189,805 Class A Preferred Units outstanding (including 433,707 units issued for the second quarter 2015 distribution) which pay a quarterly distribution of 9.25% payable in cash or through the issuance of additional

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Class A Preferred Units. Assuming the second quarter 2015 distribution for the Class A Preferred Units had been made 100% in cash, Crestwood Midstream’s second quarter distribution coverage ratio would have been 0.97x.

Goodwill Impairments

Generally Accepted Accounting Principles (“GAAP”) require that assets be recorded at fair value at the time assets are acquired and further require subsequent analysis to assess the recoverability of assigned values, including goodwill. As a result of this analysis, CMLP recorded goodwill impairments of $8.3 million and $31.9 million related to its Fayetteville and Watkins Glen assets, respectively, during the second quarter 2015. These impairments primarily resulted from increasing the discount rate utilized in determining the fair value of these assets when taking into consideration continued commodity price weakness and its impact on the midstream industry and Crestwood’s customers in these areas. The Watkins Glen goodwill impairment was also largely attributable to continued delays in the regulatory approval process for the proposed NGL storage facility.

Business Update and Outlook

Marcellus Antero Gathering and Compression System

In the second quarter 2015, Crestwood Midstream’s Antero System average gathering and compression volumes were 596 MMcf/d and 629 MMcf/d, respectively, compared to average gathering and compression volumes of 585 MMcf/d and 471 MMcf/d, respectively, in the second quarter of 2014. Gathering volumes in the second quarter 2015 declined 9% from the first quarter 2015 due to third-party downstream pipeline and processing plant curtailments and periodic producer price-related shut-ins. To offset these volume declines, Crestwood Midstream reduced second quarter 2015 operating expenses by 29% from year-end 2014. Additionally, Crestwood and a downstream third-party have entered into a short-term incentive rate agreement with Antero Resources which lowers the midstream fees paid by Antero during periods in which the local natural gas index price is below a certain level.

On its July 15, 2015 operational update, Antero Resources announced that the planned completion of a third party regional gathering pipeline, anticipated to be operational by the end of 2015, may increase the percentage of Antero gas sold at favorable indices including an approximate $0.80/Mcf improvement in Dominion South and Tetco M2 directed gas realizations. Additionally, Antero announced it is targeting 25%-30% production growth in 2016 with the expected completion of 50 Marcellus deferred completions, including 22 deferred completions in the Greenbrier area on Crestwood’s system. These factors are expected to keep Crestwood Midstream’s Antero volumes well above the 450 MMcf/d minimum volume commitment for 2016.

Marcellus Northeast Storage & Transportation

Crestwood’s northeast systems transported and stored 1,843 MMcf/d during the second quarter 2015, compared to 1,807 MMcf/d in the second quarter 2014. In 2014, Crestwood strategically shifted its transportation services portfolio to increase the levels of firm versus interruptible service resulting in more predictable cash flows and increased contract tenor lengths with customers. Crestwood’s Northeast natural gas storage facilities are currently 99% subscribed throughout 2015.

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In the second quarter 2015, Crestwood Midstream reached precedent agreements with two anchor producer shippers to subscribe for 120 MMcf/d of long-term firm transportation capacity on the MARC I pipeline to an expanded delivery point with Transco. The FERC recently issued a favorable declaratory order in support of the project thus paving the way for the completion of the project during the fourth quarter 2015. The $6.5 million expansion project will result in increased firm service revenue of approximately $6.3 million per year. Additionally, Crestwood Midstream continues to move forward with customer discussions and preliminary design work for the 1.0 Bcf/d MARC II pipeline project to interconnect with the announced Penn East Pipeline project in 2017.

Bakken Arrow Gathering System

In the second quarter 2015, Crestwood Midstream connected 18 wells to the Arrow gathering system, resulting in average gathering volumes of 57 MBbls/d of crude, 41 MMcf/d of gas and 25 MBbls/d of water, compared to average gathering volumes of 56 MBbls/d of crude, 29 MMcf/d of gas and 19 MBbls/d of water in the second quarter 2014. Based on current producer completion schedules, Crestwood Midstream estimates an additional 35-45 well connections in the second half of 2015. In support of these estimates, WPX Energy (Crestwood’s largest Arrow producer by volume) announced, on June 25, 2015, plans to “increase its activity in the Williston Basin during the second half of 2015 by resuming completions and increasing its rig count from one to three before year-end.” On July 30, 2015, Halcon Resources (Crestwood’s second largest Arrow producer by volume) provided an update on its Fort Berthold development stating “Halcon-operated wells put online in the Williston Basin year-to-date are outperforming the Company’s approximately 800 thousand barrels of oil equivalent (“MBoe”) type curve for the Fort Berthold area; lease operating expenses are down approximately 30% per well; current estimated completed well costs for wells drilled on its acreage in the Fort Berthold are approximately $7.2 million.”

As part of Crestwood’s company-wide cost reduction program, second quarter 2015 Arrow operating expenses declined by 37% from the first quarter 2015. The lower operating expenses and higher gas and water volumes led to a 48% increase in EBITDA at Arrow during the second quarter 2015 compared to the second quarter 2014. Additionally, late in the second quarter Crestwood placed in service a 200 MBbls crude storage tank at the Arrow CDP and commenced storage services for Tesoro and another large refiner at that location.

Bakken COLT Hub

During the second quarter 2015, the COLT Hub had average rail loading volumes of 122 MBbls/d and COLT Connector pipeline volumes averaged 28 MBbls/d, compared to 111 MBbls/d and 32 MBbls/d, respectively, in the second quarter 2014. Take-or-pay rail loading volumes remain at 149.3 MBbls/d. Rail loading volumes in the second quarter 2015 were negatively impacted by Tesoro and US Oil refinery outages and turnarounds on the West

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Coast and narrow WTI/Brent spreads for Crestwood’s East Coast refinery customers. COLT Hub second quarter 2015 operating expenses declined 19% from the first quarter 2015, leading to a 42% year-over-year improvement in segment EBITDA and a 19% increase in segment EBITDA from the first quarter 2015. Further, during the quarter Crestwood extended its existing COLT Hub terminal services agreement with Flint Hills Resources by 39 months and entered into a new spot services agreement with Northern Tier (St. Paul Refinery), indicating the continued attractiveness of the COLT Hub as a supply point for Bakken crude oil. On August 3, 2015, Crestwood achieved record one-day rail loading volumes of 202 MBbls.

PRB Niobrara Joint Ventures

In the second quarter 2015, Crestwood Midstream’s PRB Niobrara Shale Jackalope gas gathering system (50% owned and operated by Williams) averaged gathering volumes of 81 MMcf/d, an increase of 82% from 44 MMcf/d in the second quarter 2014. The Bucking Horse processing plant, placed in-service in January 2015, averaged volumes of approximately 55 MMcf/d in the second quarter 2015, compared to 29 MMcf/d in the first quarter 2015. The facility is currently processing an average of approximately 88 MMcf/d.

The Douglas Terminal (50% owned and operated by Twin Eagle) is transitioning into a crude oil hub for the southern PRB Niobrara region. Through the second quarter 2015, the joint venture has expanded its crude oil storage facilities to 340 MBbls, installed new truck unloading racks and completed a pipeline connection with Kinder Morgan’s Double H system. An additional connection to Plains All-American’s Rocky Mountain Pipeline system is scheduled for the fourth quarter 2015. The development of the Douglas Hub will provide southern PRB Niobrara oil producers with access to West Coast refineries via rail and the Guernsey, WY market which provides downstream options to move crude to Cushing, OK or Patoka, IL via pipeline.

Delaware Permian Gathering and Processing

While Crestwood Midstream’s Willow Lake gathering system and processing plant, placed in service in July 2014 were not material contributors to the second quarter 2015 results, activity levels around the facility have continued to increase. During the second quarter 2015, Crestwood executed gathering and processing contracts with producers in the area including Cimarex Energy, Matador Resources, Mewborne Oil Company, and Occidental Petroleum which have underpinned several gathering projects to connect additional wells and has solidified near term plans to expand the Willow Lake processing plant by 30 MMcf/d and associated downstream take-away capacity to El Paso Natural Gas. Longer term, Crestwood is also evaluating the potential relocation of its 100 MMcf/d West Johnson County Plant (acquired from Devon Energy in July 2012) to the Willow Lake location that could become operational during second half of 2016.

Barnett Gathering and Processing

During the second quarter 2015, Barnett area gathering volumes on the Cowtown (rich gas) and Lake Arlington/Alliance (dry gas) systems were approximately 354 MMcf/d, compared to 439 MMcf/d in the second quarter of 2014. The decrease in volumes was due to natural

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production decline and shut-ins resulting from Quicksilver Resources’ focus on its March 2015 bankruptcy proceedings. In the second quarter, Crestwood idled the Corvette processing plant and redirected those volumes to excess capacity at its Cowtown plant and idled compression on the dry-gas Lake Arlington system. As a result, Barnett second quarter 2015 operating expenses decreased by 8%, compared to the first quarter 2015 and by 23% compared to the fourth quarter 2014.

Crestwood Midstream continues to provide services to Quicksilver in accordance with the original contracts and is receiving monthly payments in a timely manner. Quicksilver’s creditors were required to submit claims by July 31, 2015, and Quicksilver has until mid-October to submit its restructuring plan to the bankruptcy court.

Upcoming Conference Participation

Robert G. Phillips, Chairman, President and Chief Executive Officer, will present at the EnerCom Oil & Gas Conference at approximately 3:10 p.m. Mountain Time (4:10 p.m. Central Time) on Monday, August 17, 2015 in Denver, CO. To listen to the audio webcast and view the accompanying presentation materials, please visit the Investor Relations section of Crestwood’s website at www.crestwoodlp.com or by accessing the following link http://www.oilandgas360.com/togc-webcast/ceqp/. A replay will be archived on Crestwood’s website shortly after the presentation concludes.

Crestwood management will also participate in the Citi 1x1 MLP Midstream Infrastructure Conference on August 19-20, 2015 in Las Vegas, NV. No webcast is available for this conference.

Earnings Conference Call Schedule

Management will host a conference call for investors and analysts of Crestwood today at 9:00 a.m. Eastern Time (8:00 a.m. Central Time) which will be broadcast live over the Internet. Investors may participate in the call either by phone or audio webcast.

By Phone:	Dial 201-689-8037 or 877-407-8037 at least 10 minutes before the call and ask for the Crestwood Earnings Call. A replay will be available for 7 days by dialing 877-660-6853 or 201-612-7415 and using the access code 13615241#.

By Webcast:	Connect to the webcast via the “Presentations” page of Crestwood’s Investor Relations website at www.crestwoodlp.com. Please log in at least 10 minutes in advance to register and download any necessary software. A replay will be available shortly after the call for 90 days.

Non-GAAP Financial Measures

Adjusted EBITDA and adjusted distributable cash flow are non-GAAP financial measures. The accompanying schedules of this news release provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP. Our non-GAAP financial measures should not be considered as alternatives to GAAP measures such as net income or operating income or any other GAAP measure of liquidity or financial performance.

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Forward-Looking Statements

The statements in this news release regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

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Additional Information and Where to Find It

This news release contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity has filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders may obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders may obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com.

Participants in the Solicitation

Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Free copies of these documents may be obtained from the sources described above.

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About Crestwood Midstream Partners LP

Houston, Texas, based Crestwood Midstream (NYSE: CMLP) is a master limited partnership that owns and operates midstream businesses in multiple unconventional shale resource plays across the United States. Crestwood Midstream is engaged in the gathering, processing, treating, compression, storage and transportation of natural gas; storage, transportation and terminalling of NGLs; and gathering, storage, terminalling and marketing of crude oil.

About Crestwood Equity Partners LP

Houston, Texas, based Crestwood Equity Partners LP (NYSE: CEQP) is a master limited partnership that owns the general partner interest, including the incentive distribution rights and approximately 4% of the outstanding common units of Crestwood Midstream. In addition, Crestwood Equity’s operations include an NGL supply and logistics business that serves customers in the United States and Canada.

Source: Crestwood Midstream Partners LP

Crestwood Midstream Partners LP

Investor Contact

Josh Wannarka, 713-380-3081

josh.wannarka@crestwoodlp.com

Vice President, Investor Relations

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CRESTWOOD MIDSTREAM PARTNERS LP

Consolidated Statements of Operations

(in millions, except unit and per unit data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended March 31,
	2015	2014	2015	2014	2015
Revenues:
Gathering and processing	$73.3	$82.7	$150.6	$161.3	$77.3
Storage and transportation	44.0	45.4	89.7	89.7	45.7
NGL and crude services	356.1	543.5	683.6	953.4	327.5
Related party	5.0	4.1	9.6	8.3	4.6

	478.4	675.7	933.5	1,212.7	455.1
Costs of product/services sold:
Gathering and processing	5.6	7.8	10.0	15.5	4.4
Storage and transportation	3.4	3.8	6.7	7.0	3.3
NGL and crude services	299.4	497.7	570.0	873.9	270.6
Related party	7.7	9.8	16.0	20.8	8.3

	316.1	519.1	602.7	917.2	286.6
Expenses:
Operations and maintenance	32.1	32.7	67.2	60.7	35.1
General and administrative	26.2	21.3	50.4	45.4	24.2
Depreciation, amortization and accretion	60.6	54.9	120.5	105.7	59.9

	118.9	108.9	238.1	211.8	119.2
Other operating income (expense):
Gain (loss) on long-lived assets, net	(0.6)	1.1	(1.4)	1.6	(0.8)
Goodwill impairment	(40.2)	—	(40.2)	—	—
Loss on contingent consideration	—	(6.5)	—	(8.6)	—

Operating income	2.6	42.3	51.1	76.7	48.5
Earnings (loss) from unconsolidated affiliates, net	5.0	(1.5)	8.4	(1.6)	3.4
Interest and debt expense, net	(32.6)	(29.0)	(62.5)	(57.1)	(29.9)
Loss on modification/extinguishment of debt	(17.1)	—	(17.1)	—	—

Income (loss) before income taxes	(42.1)	11.8	(20.1)	18.0	22.0
Provision for income taxes	0.1	0.1	0.4	0.8	0.3

Net income (loss)	(42.2)	11.7	(20.5)	17.2	21.7
Net income attributable to non-controlling partners	(5.7)	(3.7)	(11.3)	(6.8)	(5.6)

Net income (loss) attributable to Crestwood Midstream Partners LP	(47.9)	8.0	(31.8)	10.4	16.1
Net income attributable to Class A preferred units	(7.5)	(1.1)	(16.7)	(1.1)	(9.2)

Net income (loss) attributable to partners	$(55.4)	$6.9	$(48.5)	$9.3	$6.9

General partner’s interest in net income	$7.5	$7.5	$15.0	$15.0	$7.5

Limited partners’ interest in net loss	$(62.9)	$(0.6)	$(63.5)	$(5.7)	$(0.6)

Net income (loss) per limited partner unit:
Basic	$(0.33)	$—	$(0.34)	$(0.03)	$—

Diluted	$(0.33)	$—	$(0.34)	$(0.03)	$—

Weighted-average limited partners’ units outstanding (in thousands):
Basic	188,292	187,998	188,291	187,920	188,290

Diluted	188,292	187,998	188,291	187,920	188,290

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CRESTWOOD MIDSTREAM PARTNERS LP

Selected Balance Sheet Data

(in millions)

	June 30,	December 31,
	2015	2014
	(unaudited)
Cash	$0.2	$4.6

Outstanding debt:
Crestwood Midstream Partners LP
Credit Facility	$358.3	$555.0
2019 Senior Notes	—	350.0
Premium on 2019 Senior Notes	—	1.0
2020 Senior Notes	500.0	500.0
Fair value adjustment of 2020 Senior Notes	3.7	4.0
2022 Senior Notes	600.0	600.0
2023 Senior Notes	700.0	—
Other	3.5	3.5

Total debt	$2,165.5	$2,013.5

Total partners’ capital	$4,112.1	$4,297.4

Crestwood Midstream Partners LP partners’ capital
Class A preferred units outstanding	18.8	17.9
Common units outstanding	188.3	188.0

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CRESTWOOD MIDSTREAM PARTNERS LP

Reconciliation of Non-GAAP Financial Measures

(in millions)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended March 31,
	2015	2014	2015	2014	2015
EBITDA
Net income (loss)	$(42.2)	$11.7	$(20.5)	$17.2	$21.7
Interest and debt expense, net	32.6	29.0	62.5	57.1	29.9
Loss on modification/extinguishment of debt	17.1	—	17.1	—	—
Provision for income taxes	0.1	0.1	0.4	0.8	0.3
Depreciation, amortization and accretion	60.6	54.9	120.5	105.7	59.9

EBITDA (a)	$68.2	$95.7	$180.0	$180.8	$111.8
Significant items impacting EBITDA:
Unit-based compensation charges	5.3	5.2	10.5	9.8	5.2
(Gain) loss on long-lived assets, net	0.6	(1.1)	1.4	(1.6)	0.8
Goodwill impairment	40.2	—	40.2	—	—
Loss on contingent consideration	—	6.5	—	8.6	—
(Earnings) loss from unconsolidated affiliates, net	(5.0)	1.5	(8.4)	1.6	(3.4)
Adjusted EBITDA from unconsolidated affiliates, net	5.7	0.4	12.2	2.1	6.5
Significant transaction and environmental related costs and other items	10.4	1.5	14.2	7.3	3.8

Adjusted EBITDA (a)	$125.4	$109.7	$250.1	$208.6	$124.7

Distributable Cash Flow
Adjusted EBITDA (a)	$125.4	$109.7	$250.1	$208.6	$124.7
Cash interest expense (b)	(30.6)	(27.2)	(58.6)	(53.5)	(28.0)
Maintenance capital expenditures (c)	(3.5)	(4.7)	(6.2)	(7.4)	(2.7)
Provision for income taxes	(0.1)	(0.1)	(0.4)	(0.8)	(0.3)
Deficiency payments	5.7	3.8	5.1	4.9	(0.6)

Distributable cash flow (d)	$96.9	$81.5	$190.0	$151.8	$93.1
Crestwood Niobrara preferred distributions	(3.8)	—	(7.6)	—	(3.8)

Distributable cash flow attributable to CMLP’s unitholders	$93.1	$81.5	$182.4	$151.8	$89.3

(a)	EBITDA is defined as income before income taxes, plus debt-related costs (net interest and debt expense and loss on modification/extinguishment of debt) and depreciation, amortization and accretion expense. In addition, Adjusted EBITDA considers the adjusted earnings impact of our unconsolidated affiliates by adjusting our equity earnings or losses from our unconsolidated affiliates for our proportionate share of their depreciation and interest and the impact of certain significant items, such as unit-based compensation charges, gains and impairments of long-lived assets and goodwill, gains and losses on acquisition-related contingencies, third party costs incurred related to potential and completed acquisitions, certain environmental remediation costs, certain costs related to our 2015 cost savings initiatives, and other transactions identified in a specific reporting period. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, as they do not include deductions for items such as depreciation, amortization and accretion, interest and income taxes, which are necessary to maintain our business. EBITDA and Adjusted EBITDA should not be considered an alternative to net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA calculations may vary among entities, so our computation may not be comparable to measures used by other companies.
(b)	Cash interest expense is book interest expense less amortization of deferred financing costs plus bond premium amortization.
(c)	Maintenance capital expenditures are defined as those capital expenditures which do not increase operating capacity or revenues from existing levels.
(d)	Distributable cash flow is defined as Adjusted EBITDA, less cash interest expense, maintenance capital expenditures, income taxes, deficiency payments (primarily related to deferred revenue), and other adjustments. Distributable cash flow should not be considered an alternative to cash flows from operating activities or any other measure of financial performance calculated in accordance with generally accepted accounting principles as those items are used to measure operating performance, liquidity, or the ability to service debt obligations. We believe that distributable cash flow provides additional information for evaluating our ability to declare and pay distributions to unitholders. Distributable cash flow, as we define it, may not be comparable to distributable cash flow or similarly titled measures used by other corporations and partnerships.

NEWS RELEASE

CRESTWOOD MIDSTREAM PARTNERS LP

Reconciliation of Non-GAAP Financial Measures

(in millions)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended March 31,
	2015	2014	2015	2014	2015
EBITDA
Net cash provided by operating activities	$70.9	$43.4	$147.9	$111.1	$77.0
Net changes in operating assets and liabilities	14.4	36.9	23.6	34.3	9.2
Amortization of debt-related deferred costs and premiums	(2.0)	(1.8)	(3.9)	(3.6)	(1.9)
Interest and debt expense, net	32.6	29.0	62.5	57.1	29.9
Unit-based compensation charges	(5.3)	(5.2)	(10.5)	(9.8)	(5.2)
Gain (loss) on long-lived assets, net	(0.6)	1.1	(1.4)	1.6	(0.8)
Goodwill impairment	(40.2)	—	(40.2)	—	—
Loss on contingent consideration	—	(6.5)	—	(8.6)	—
Earnings (loss) from unconsolidated affiliates, net, adjusted for cash distributions	(1.3)	(1.5)	2.1	(1.6)	3.4
Deferred income taxes	(0.2)	—	(0.3)	(0.5)	(0.1)
Provision (benefit) for income taxes	0.1	0.1	0.4	0.8	0.3
Other non-cash income	(0.2)	0.2	(0.2)	—	—

EBITDA (a)	$68.2	$95.7	$180.0	$180.8	$111.8
Unit-based compensation charges	5.3	5.2	10.5	9.8	5.2
(Gain) loss on long-lived assets, net	0.6	(1.1)	1.4	(1.6)	0.8
Goodwill impairment	40.2	—	40.2	—	—
Loss on contingent consideration	—	6.5	—	8.6	—
(Earnings) loss from unconsolidated affiliates, net	(5.0)	1.5	(8.4)	1.6	(3.4)
Adjusted EBITDA from unconsolidated affiliates, net	5.7	0.4	12.2	2.1	6.5
Significant transaction and environmental related costs and other items	10.4	1.5	14.2	7.3	3.8

Adjusted EBITDA (a)	$125.4	$109.7	$250.1	$208.6	$124.7

(a)	EBITDA is defined as income before income taxes, plus debt-related costs (net interest and debt expense and loss on modification/extinguishment of debt) and depreciation, amortization and accretion expense. In addition, Adjusted EBITDA considers the adjusted earnings impact of our unconsolidated affiliates by adjusting our equity earnings or losses from our unconsolidated affiliates for our proportionate share of their depreciation and interest and the impact of certain significant items, such as unit-based compensation charges, gains and impairments of long-lived assets and goodwill, gains and losses on acquisition-related contingencies, third party costs incurred related to potential and completed acquisitions, certain environmental remediation costs, certain costs related to our 2015 cost savings initiatives, and other transactions identified in a specific reporting period. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, as they do not include deductions for items such as depreciation, amortization and accretion, interest and income taxes, which are necessary to maintain our business. EBITDA and Adjusted EBITDA should not be considered an alternative to net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA calculations may vary among entities, so our computation may not be comparable to measures used by other companies.

NEWS RELEASE

CRESTWOOD MIDSTREAM PARTNERS LP

Segment Data

(in millions)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended March 31,
	2015	2014	2015	2014	2015
Gathering and Processing
Revenues	$75.0	$83.4	$153.5	$162.9	$78.5
Costs of product/services sold	13.3	17.6	26.0	36.3	12.7
Operations and maintenance expense	14.3	14.7	29.2	28.1	14.9
Gain (loss) on long-lived assets, net	—	0.5	(0.3)	1.0	(0.3)
Goodwill impairment	(8.3)	—	(8.3)	—	—
Loss on contingent consideration	—	(6.5)	—	(8.6)	—
Earnings (loss) from unconsolidated affiliate	1.1	(0.6)	3.6	(0.3)	2.5

EBITDA	$40.2	$44.5	$93.3	$90.6	$53.1

Storage and Transportation
Revenues	$44.0	$45.4	$89.7	$89.7	$45.7
Costs of product/services sold	3.4	3.8	6.7	7.0	3.3
Operations and maintenance expense	4.1	4.4	8.4	8.7	4.3
Gain (loss) on long-lived assets	—	0.6	(0.5)	0.6	(0.5)
Earnings from unconsolidated affiliate	0.6	—	1.5	—	0.9

EBITDA	$37.1	$37.8	$75.6	$74.6	$38.5

NGL and Crude Services
Revenues	$359.4	$546.9	$690.3	$960.1	$330.9
Costs of product/services sold	299.4	497.7	570.0	873.9	270.6
Operations and maintenance expense	13.7	13.6	29.6	23.9	15.9
Loss on long-lived assets	(0.6)	—	(0.6)	—	—
Goodwill impairment	(31.9)	—	(31.9)	—	—
Earnings (loss) from unconsolidated affiliate	3.3	(0.9)	3.3	(1.3)	—

EBITDA	$17.1	$34.7	$61.5	$61.0	$44.4

Total Segment EBITDA	$94.4	$117.0	$230.4	$226.2	$136.0
Corporate	(26.2)	(21.3)	(50.4)	(45.4)	(24.2)

EBITDA	$68.2	$95.7	$180.0	$180.8	$111.8

NEWS RELEASE

CRESTWOOD MIDSTREAM PARTNERS LP

Operating Statistics

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended March 31,
	2015	2014	2015	2014	2015
Gathering and Processing (MMcf/d)
Marcellus	596.4	584.7	624.4	558.0	652.7
Barnett rich	127.9	174.8	138.3	174.6	148.8
Barnett dry	226.0	264.1	231.1	238.5	236.3
Fayetteville	74.4	102.2	76.9	107.5	79.4
PRB Niobrara - Jackalope Gas Gathering (a)	80.6	44.2	79.1	48.5	77.5
Other	50.1	43.2	41.5	44.4	46.3

Total gathering volumes	1,155.4	1,213.2	1,191.3	1,171.5	1,241.0
Processing volumes	215.8	190.9	167.1	190.1	202.7
Compression volumes	629.3	470.5	660.4	459.3	691.7

Storage and Transportation
Northeast Storage
Storage capacity, 100% firm contracted (Bcf)	34.2	34.8	34.5	34.8	34.8
Firm storage services (MMcf/d)	342.8	474.0	378.2	480.1	414.0
Interruptible storage services (MMcf/d)	76.5	23.1	99.6	45.0	122.9
Northeast Transportation - firm contracted capacity (MMcf/d)	1,140.8	955.0	1,121.4	915.0	1,102.0
% of operational capacity contracted	100%	100%	100%	100%	100%
Firm services (MMcf/d)	1,244.2	1,072.0	1,212.4	982.7	1,180.3
Interruptible services (MMcf/d)	179.4	237.7	178.3	311.7	177.4
Gulf Coast Storage - firm contracted capacity (Bcf) (b)	26.6	—	25.1	—	23.5
% of operational capacity contracted	69%	—%	65%	—%	61%
Firm storage services (MMcf/d) (b)	175.1	—	143.5	—	111.5
Interruptible services (MMcf/d) (b)	169.2	—	119.8	—	69.9

NGL and Crude Services
Arrow Midstream
Crude oil (MBbls/d)	57.0	55.8	61.7	50.0	66.4
Natural gas (MMcf/d)	41.0	29.0	42.8	24.6	44.7
Water (MBbls/d)	25.2	19.0	25.1	15.7	25.1
COLT Hub
Rail loading (MBbls/d)	122.3	111.6	122.4	104.8	122.5
Connector pipeline (MBbls/d) (c)	6.1	9.1	5.0	7.8	4.0
Crude barrels trucked (MBbls/d)	25.9	24.1	28.0	22.2	30.0
Total Bakken crude barrels handled (MBbls/d)	211.3	200.6	217.1	184.8	222.9
Douglas terminal rail loading (MBbls/d) (a)	2.5	2.6	3.9	2.9	5.3
NGL Storage capacity, 100% contracted (MBbls)	1,700.0	1,500.0	1,700.0	1,500.0	1,700.0

(a)	Represents 50% owned joint venture, operational data reported at 100%.
(b)	In December 2014, we acquired 50.01% interest in Tres Palacios Gas Storage LLC, operational data reported is at 100%.
(c)	Represents only throughput leaving the terminal. Total connector pipeline throughput, including receivables was 28.3 MBbls/d and 30.9 MBbls/d for the three and six months ended June 30, 2015, 32.3 MBbls/d and 26.8 MBbls/d for the three and six months ended June 30, 2014, 33.5 MBbls/d for the three months ended March 31, 2015.